UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Mobix Labs, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

60743G 100

(CUSIP Number)

Jiong Ma

445 Park Avenue, 9th Floor

New York, New York, 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60743G 100

1	NAMES OF REPORTING PERSONS Chavant Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 1,394,101 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,394,101 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,394,101 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SEE INSTRUCTIONS) ☐
13	Percent of Class Represented by Amount in Row (11) 5.3%(2)
14	Type of Reporting Person (SEE INSTRUCTIONS) OO

(1) Represents 1,394,101 shares of Class A Common Stock, par value $0.00001 per share (“Class A Common Stock”), of Mobix Labs, Inc. (the “Issuer”) held directly by Chavant Capital Partners LLC (the “Sponsor” or “Chavant Capital”) and indirectly beneficially owned by Dr. Jiong Ma, who is the sole member of Chavant Manager LLC, the manager of the Sponsor and has voting and dispositive power over the securities held directly by the Sponsor. As a result, Dr. Ma may be deemed to have beneficial ownership of the securities directly held by the Sponsor. Dr. Ma disclaims any beneficial ownership of the shares held by the Sponsor, except to the extent of her pecuniary interest therein.

(2) Based on 26,376,280 shares of Class A Common Stock outstanding as of the closing of the Business Combination (as defined herein), as reported by the Issuer in its Current Report on Form 8-K filed on December 28, 2023 (the “December 28 8-K”).

CUSIP No. 60743G 100

1	NAMES OF REPORTING PERSONS Jiong Ma
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United State of America

Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 2,635,653 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,635,653 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,635,653 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SEE INSTRUCTIONS) ☐
13	Percent of Class Represented by Amount in Row (11) 9.5%(2)
14	Type of Reporting Person (SEE INSTRUCTIONS) IN

(1) Includes 1,394,101 shares of Class A Common Stock held by the Sponsor and 1,241,552 private placement warrants (the “Warrants”) held by Dr. Ma through a wholly-owned limited liability company, which are each exercisable to purchase one share of Class A Common Stock at $11.50 per share and which will become exercisable 30 days following December 21, 2023. Dr. Jiong Ma, who is the sole member of Chavant Manager LLC, the manager of the Sponsor and has voting and dispositive power over the securities held directly by the Sponsor. As a result, Dr. Ma may be deemed to have beneficial ownership of the securities directly held by the Sponsor. Dr. Ma disclaims any beneficial ownership of the shares held by the Sponsor, except to the extent of her pecuniary interest therein.

(2) Based on 26,376,280 shares of Class A Common Stock outstanding as of the closing of the Business Combination (as defined herein), as reported by the Issuer in the December 28 8-K, and taking into account the Class A Common Stock underlying the Warrants beneficially owned by Dr. Ma.

EXPLANATORY NOTE

The Class A Common Stock, par value $0.00001 per share (“Class A Common Stock”), deemed to be beneficially owned by the Reporting Persons (as defined below) reported on this Schedule 13D (this “Schedule 13D”) were previously reported as Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”), on a Schedule 13G as most recently filed with the Securities and Exchange Commission (the “SEC”) on February 9, 2023. On December 21, 2023, Chavant Capital Acquisition Corp. (“Chavant”) consummated its business combination (the “Business Combination”) pursuant to which, among other things, CLAY Merger Sub II, Inc., a Delaware corporation and newly formed, wholly-owned direct subsidiary of Chavant, merged with and into Mobix Labs, Inc., a Delaware corporation (“Mobix Labs”), with Mobix Labs, Inc. surviving the merger as a wholly-owned direct subsidiary of Chavant. Upon the closing of the Business Combination (the “Closing”), Chavant Capital Acquisition Corp. was renamed Mobix Labs, Inc. (“Issuer”), and Mobix Labs was renamed Mobix Labs Operations, Inc.

In connection with the Business Combination, Chavant de-registered as an exempted company incorporated in Cayman Islands and transferred by way of continuation to the State of Delaware, where it immediately domesticated as a corporation incorporated under the laws of the State of Delaware (the “Domestication”). In connection with the Domestication, Chavant issued (i) one share of Class A Common Stock in exchange for and on conversion of each Ordinary Share outstanding immediately prior to the Domestication and (ii) one Warrant exercisable for one share of Class A Common Stock in exchange for and on conversion of each warrant for one Ordinary Share outstanding immediately prior to the Domestication. The Warrants will become exercisable 30 days following December 21, 2023.

Going forward, the Reporting Persons (as defined below) will be reporting beneficial ownership of securities of the Issuer on a Schedule 13D rather than a Schedule 13G.

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Common Stock of Mobix Labs, Inc. (f/k/a Chavant Capital Acquisition Corp.), a Delaware Corporation. The address of the principal executive office of the Issuer is 15420 Laguna Canyon Rd, Suite 100, Irvine, CA 92618.

Item 2.	Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” This statement is filed on behalf of:

•	Chavant Capital Partners LLC, a Delaware limited liability company (the “Sponsor” or “Chavant Capital”); and

•	Dr. Jiong Ma, a United States citizen.

The principal business address of each of the Reporting Persons is 445 Park Avenue, 9th Floor, New York, NY 10022.

(c) The principal business of Chavant Capital was to advise and support Chavant in identifying and acquiring an emerging private technology business in connection with its initial business combination, which it completed in connection with the closing of the Business Combination with Mobix Labs. The principal occupation of Dr. Ma is serving as a public company director, a venture capital investor and, until the closing of the Business Combination, the chief executive officer of Chavant.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

The Ordinary Shares currently owned by the Sponsor include a portion of the total of 2,875,000 Ordinary Shares (the “Founder Shares”) that the Sponsor purchased from Chavant for a purchase price of $25,000, or approximately $0.009 per share, on April 7, 2021 prior to the initial public offering (“IPO”) of Chavant. After giving effect to transfers of certain Founder Shares to the directors and an officer of Chavant and to the representatives of the underwriters in the IPO, the cancellation of certain Founder Shares in connection with the expiration of the underwriters’ over-allotment option and other transactions, the Sponsor held approximately 1,580,813 Ordinary Shares before the transactions described below.

Simultaneously with the closing of the Chavant’s initial public offering (the “IPO”), pursuant to the Sponsor Private Placement Warrants Purchase Agreement, dated July 19, 2021, the Sponsor purchased 2,794,332 private placement warrants, each exercisable to purchase one Ordinary Share at $11.50 per share, at an average price of $1.00 per warrant for an aggregate purchase price of $2,794,332. The warrants, which were converted into Warrants for Class A Common Stock of the Issuer in connection with the Business Combination, will become exercisable 30 days following December 21, 2023 and expire on December 20, 2028.

On December 19, 2023, Chavant entered into a subscription agreement (the “Sponsor PIPE Subscription Agreement”) with the Sponsor pursuant to which the Sponsor agreed to purchase, in a private placement that closed substantially concurrently with the Closing, 199,737 shares of Class A Common Stock (“Sponsor PIPE Shares”) at a price of $10.00 per share for an aggregate purchase price of $1,997,370 paid through the forgiveness of the Forgiven Chavant Obligations (as defined below), on the terms and subject to the conditions set forth in the Sponsor PIPE Subscription Agreement and the Sponsor Letter Agreement described below.

Pursuant to the Sponsor PIPE Subscription Agreement, Chavant agreed to issue additional shares of Class A Common Stock to the Sponsor in the event that the volume weighted average price per share of the Class A Common Stock during the 30-day period (the “Adjustment Period”) commencing on the date that is 30 days after the date on which the registration statement relating to the resale of the Sponsor PIPE Shares is declared effective (the “Adjustment Period VWAP”) is less than $10.00 per share. In such case, the Sponsor will be entitled to receive a number of shares of Class A Common Stock equal to the product of (x) the number of shares of Class A Common Stock issued to the Sponsor at the closing of the Sponsor PIPE Subscription Agreement and held by the Sponsor through the end of the Adjustment Period multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP and (B) the denominator of which is the Adjustment Period VWAP. In the event that the Adjustment Period VWAP is less than $7.00, the Adjustment Period VWAP will be deemed to be $7.00.

In connection with the execution of the Sponsor PIPE Subscription Agreement, Mobix Labs issued to the Sponsor a warrant to purchase 272,454 shares of common stock of Mobix Labs (“Mobix Labs Stock”) at an exercise price of $0.01 per share, exercisable upon the closing of the Sponsor PIPE Subscription Agreement (the “Sponsor Warrant”). The Sponsor Warrant was exercised at the closing of the Sponsor PIPE Subscription Agreement and, following net settlement into 272,182 shares of Mobix Labs Stock, converted into 272,182 shares of Class A Common Stock of the Issuer in connection with the Closing.

On December 20, 2023, Chavant also entered into a Sponsor Letter Agreement with the Sponsor (the “Sponsor Letter Agreement”). Pursuant to the Sponsor Letter Agreement, as consideration for the 199,737 shares issued pursuant to the Sponsor PIPE Subscription Agreement, the Sponsor agreed to forgive, effective upon the Closing, approximately $1,997,370 of aggregate outstanding obligations of Chavant owed to the Sponsor, consisting of outstanding amounts owed under promissory notes issued by Chavant to the Sponsor and reimbursement obligations owed by Chavant to the Sponsor and its members, including Dr. Ma (collectively, the “Forgiven Chavant Obligations”).

In addition, pursuant to the Sponsor Letter Agreement, the Sponsor agreed to forfeit (1) 658,631 Founder Shares that it held (“Sponsor Forfeited Founder Shares”) and (2) 400,000 Private Warrants that it held (“Sponsor Forfeited Private Warrants”), in each case upon the Closing. The forfeiture of the Sponsor Forfeited Founder Shares reduced the number of Founder Shares held by the Sponsor to 922,182 Founder Shares, and the forfeiture of the Sponsor Forfeited Private Warrants reduced the number of Private Warrants held by the Sponsor to 2,394,332 Private Warrants.

The 922,182 Founder Shares held by the Sponsor are subject to the Founder Share Lock-Up (as defined in Item 6) applicable to the holders of Founder Shares as set forth in the Amended and Restated Registration Rights and Lock-Up Agreement described in Item 6. The Sponsor expects to distribute these Founder Shares to its members in respect of their underlying interests therein following the expiration of the Founder Share Lock-Up. None of the Private Warrants are subject to the Founder Share Lock-Up, and the Sponsor distributed these Private Warrants to its members on December 21, 2023 following the Closing. In addition, the shares of Class A Common Stock the Sponsor received upon the Closing pursuant to the Sponsor PIPE Subscription Agreement and the conversion of the Sponsor Warrant, as described above, are not subject to the Founder Share Lock-Up. The Sponsor expects to distribute those shares to its members after the Closing.

The foregoing descriptions of the Sponsor PIPE Subscription Agreement, the Sponsor Warrant and the Sponsor Letter Agreement do not purport to be complete and are qualified in their entirety by the terms and conditions of the Sponsor PIPE Subscription Agreement, the Sponsor Warrant and the Sponsor Letter Agreement, filed as Exhibits 10.1, 10.2 and 10.3, respectively, to the Issuer’s Current Report on Form 8-K filed with the SEC on December 26, 2023. The Sponsor PIPE Subscription Agreement is filed as Exhibit B hereto and is incorporated by reference herein.

The source of funds for the transactions reported above was capital contributions from the members of the Sponsor.

Item 4.	Purpose of Transaction

The information in the Explanatory Note and Items 3 and 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired their interest in the Issuer for investment purposes and in connection with the transactions described above and review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Founder Share Lock-Up (described in Item 6 below), the Issuer’s financial position, results of operations, price levels of the Class A Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take or propose to take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional shares of Class A Common Stock (or other securities of or interests in the Issuer) or disposing of all or a portion of the shares of Class A Common Stock (or other securities of or interests in the Issuer) beneficially owned in the public markets, in privately negotiated transactions or otherwise, and potentially entering into derivative or other transactions that increase or decrease the Reporting Persons’ economic interest in or control over the Issuer. Subject to the Founder Share Lock-Up and applicable law, Chavant Capital expects to distribute to its members the shares of Class A Common Stock it holds.

Dr. Jiong Ma serves as a member of the Board of Directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Calculation of the percentage of shares of Class A Common Stock beneficially owned is based on 26,376,280 shares of Class A Common Stock outstanding as of the date hereof, as reported by the Issuer in the December 28 8-K, and taking into account the Class A Common Stock underlying the Warrants beneficially owned by the Reporting Persons, as applicable.

The aggregate number and percentage of the shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Chavant Capital is the record holder of 1,394,101 shares of Class A Common Stock. Dr. Ma is the sole member of Chavant Manager LLC, the manager of Chavant Capital, and has voting and investment discretion with respect to the securities held of record by Chavant Capital. Dr. Ma holds, through a wholly-owned limited liability company, 1,241,552 Warrants to purchase shares of Class A Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the shares of Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) Except as set forth in Item 3 of this Schedule 13D, none of the Reporting Persons has effected any transaction in securities of the Issuer in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of the Schedule 13D is incorporated herein by reference.

Amended and Restated Registration Rights and Lock-Up Agreement

In connection with the closing of the Business Combination, on December 21, 2023 the Sponsor, Issuer and certain other equity holders of the Issuer (together, the “Holders”) entered into an Amended and Restated Registration Rights and Lock-Up Agreement (the “Amended and Restated Registration Rights and Lock-Up Agreement”) whereby Issuer is obligated, within 45 days of the consummation of the Business Combination (the “Closing Date”), to file a registration statement to register the resale of the Class A Common Stock, Warrants and Class A Common Stock underlying the Warrants held by the Holders and to use reasonable best efforts to cause the registration statement to become effective as soon as reasonably practical after the initial filing of the registration statement. The Amended and Restated Registration Rights and Lock-Up Agreement also provides the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Subject to certain exceptions, the Amended and Restated Registration Rights and Lock-Up Agreement further provides the Holders shall not transfer their Class A Common Stock (the “Founder Share Lock-Up”) until (a) with respect to 50% of such shares, for a period ending on the earlier of the one-year anniversary of the Closing Date and the date on which the VWAP of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period following the Closing Date or (b) with respect to the remaining 50% of such shares, for a period ending on the earlier of the one-year anniversary of the Closing Date and the date on which the VWAP of the Class A Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period following the Closing Date.

The description of the Amended and Restated Registration Rights and Lock-Up Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as Exhibit C hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of January 2, 2024, by and among the Reporting Persons (filed herewith).

Exhibit B	Subscription Agreement, dated December 19, 2023, by and among Chavant Capital Acquisition Corp., Mobix Labs, Inc. and Chavant Capital Partners LLC. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 26, 2023).

Exhibit C

Amended and Restated Registration Rights and Lock-Up Agreement, dated December 21, 2023, by and among Mobix Labs, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 28, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2024	Chavant Capital Partners LLC
By: Chavant Manager LLC, its manager

	By:	/s/ Jiong Ma
	Name:	Jiong Ma
	Title:	Sole Member

/s/ Jiong Ma
Jiong Ma

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Mobix Labs, Inc., a Delaware corporation, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: January 2, 2024	Chavant Capital Partners LLC
By: Chavant Manager LLC, its manager

	By:	/s/ Jiong Ma
	Name:	Jiong Ma
	Title:	Sole Member

/s/ Jiong Ma
Jiong Ma

[Mobix Labs, Inc. – Joint Filing Agreement]